Exhibit 99.1

Olink to report second quarter 2023 financial results on August 9, 2023, and to participate in the Canaccord Genuity 43rd Annual Growth Conference

UPPSALA, Sweden, July 13, 2023 -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK) today announced it will release financial results for the second quarter of 2023 before the market open on Wednesday, August 9, 2023. Company management will host a conference call to discuss these results at 8:00 am ET.

Investors interested in listening to the conference call are required to register online. It is recommended to register at least a day in advance. A live webcast of the conference call will be available in the “Events” section of the Company's website at https://investors.olink.com/news-events/events. The webcast will be archived and available for replay for at least 90 days after the event.

Olink also announced its attendance at the Canaccord Genuity 43rd Annual Growth Conference. Company management will participate in a fireside chat on Thursday, August 10, 2023, at 11:00 am ET.

A live and archived webcast of the event will be available on the “Events” section of the Company’s website at https://investors.olink.com/news-events/events.

About Olink Olink Holding AB (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The Company was founded in 2016 and is well established across Europe, North America and Asia. Olink is headquartered in Uppsala, Sweden.

Investor contact
Jan Medina, CFA
Vice President, Investor Relations & Capital Markets
Mobile: +1 617 802 4157
jan.medina@olink.com

Media contact
Michael B. Gonzales
Vice President, Global Marketing
Mobile: +1 415 308 6467
michael.gonzales@olink.com